SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential plc Asia Day





Embargo: 08.15am Friday 1 December 2006



PRUDENTIAL EXPECTS AT LEAST TO DOUBLE 2005 ASIAN LIFE NEW BUSINESS
PROFITS BY 2009


Prudential plc ("Prudential") will hold a presentation for investors and analysts today to describe its Asian Life and Asset Management businesses.

Barry Stowe, Chief Executive, Prudential Corporation Asia said:

'Prudential has built significant presence and scale in Asia with positions in all the major markets in the region. Between 1994 and 2005 life sales grew by 24% CAGR and funds under management by 34% CAGR with strong growth continuing into 2006.

'We expect our life business in Asia at least to double 2005 new business profits by 2009.'


                                      ENDS





Enquiries

Media                                     Investors / analysts
Jon Bunn                  020 7548 3559   James Matthews         020 7548 3561
William Baldwin-Charles   020 7548 3719   Valerie Pariente       020 7548 3511



Notes to Editor:


1. A presentation to analysts will take place at 8.30am GMT at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation will be available on the Group's website, www.prudential.co.uk. The presentations will be available at www.prudential.co.uk from 9.00am GMT.

2. An interview with Barry Stowe, Chief Executive, Prudential Corporation Asia will be available at www.prudential.co.uk from 8.30am GMT.

3. A media briefing will be held at 3pm today at Governor's House. To attend please call William Baldwin-Charles on 020 7548 3719.



*Prudential plc is a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP237.5 billion in assets under management as at 30th June 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 December 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/

                                     Jon Bunn
                                     Director of Public Relations